UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*


                             SYLVAN LEARNING SYSTEMS, INC.
                                   (Name of Issuer)


                                     Common Stock
                            (Title of Class of Securities)


                                    871399 10 1
                                    (CUSIP Number)



        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









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                                     SCHEDULE 13G

        CUSIP No. 871399 10 1

        1    NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Donald V. Berlanti     ###-##-####
        ______________________________________________________________________
        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /
        ______________________________________________________________________
        3    SEC USE ONLY

        ______________________________________________________________________
        4    CITIZENSHIP OR PLACE OF ORGANIZATION


             U.S.A.
        ______________________________________________________________________
                            5  SOLE VOTING POWER
        NUMBER OF      1,142,277  See Note 1
        SHARES
        ____________________________________________________________
        BENEFICIALLY        6  SHARED VOTING POWER
        OWNED BY               103,500  See Note 2
        EACH
        ____________________________________________________________
        REPORTING           7  SOLE DISPOSITIVE POWER
        PERSON              1,142,277  See Note 1
        WITH
        ____________________________________________________________
                            8  SHARED DISPOSITIVE POWER
                               103,500  See Note 2
        ______________________________________________________________________
        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,245,777
        ______________________________________________________________________
        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /
        ______________________________________________________________________
        11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            5.3%  See Note 3
        ______________________________________________________________________
        12  TYPE OF REPORTING PERSON*
                            IN
        ______________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!








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                              FOOTNOTES TO SCHEDULE 13G
                                FOR DONALD V. BERLANTI


        Note 1. Consists of (a) 63,676 shares issuable upon the exercise of options and warrants owned directly by Donald V. Berlanti;
                  (b) 932,173 shares owned by Quince Associates Limited Partnership, a partnership of which Donald V. Berlanti is the sole general partner; and (c) 146,428 shares issuable upon the exercise of options and warrants owned by Quince Associates Limited Partnership.

        Note 2. Consists of 103,500 shares owned by a charitable foundation of which Donald V. Berlanti is one of the directors and officers.

        Note 3. Percentage of Common Stock deemed to be outstanding at December 31, 1996, consisting of the shares of Common Stock outstanding 23,436,361 and 210,104 shares issuable upon the exercise of options and warrants.





































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        Item 1.

             (a)  Name of Issuer: SYLVAN LEARNING SYSTEMS, INC.

             (b)  Address of Issuer's Principal Executive Offices:
                                 9135 Guilford Road
                                 Columbia, MD  21046
        Item 2.

             (a)  Name of Person Filing:   Donald V. Berlanti

             (b)  Address of Principal Business Office or, if none, Residence:
                                 320 Paseo de Peralta, Suite H
                                 Santa Fe, NM  87501
             (c)  Citizenship: U.S.A.

             (d)  Title of Class of Securities: Common Stock

             (e)  CUSIP Number: 871399 10 1

        Item 3.   Not applicable

        Item 4.   Ownership

                  Reference is made to Items 5 through 11 on page 2.

        Item 5.   Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

                  Not applicable

        Item 6.   Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable

        Item 8.   Identification and Classification of Members of the Group

                  Not applicable

        Item 9.   Notice of Dissolution of Group

                  Not applicable

        Item 10.  Certification


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                  By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                                      Date:  February 14, 1997



                                      /s/ Donald V. Berlanti
                                      Name/Title:  Donald V. Berlanti











































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